

February 17, 2016

Timothy N. Skidmore
Chief Financial Officer
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077

> **Re:** **CHS Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2016**
> **File No. 333-209104**

Dear Mr. Skidmore:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences, page 28

The Exchange, page 28

1. We note your disclosure that you have obtained a private letter ruling from the IRS that "the Exchange will not cause any of [your] equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the Code." Please file the IRS private letter ruling as an exhibit to your registration statement or, alternatively, file an opinion of counsel that addresses whether the Exchange will cause any of your equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the IRC. For guidance, refer to Section III.A.1 of Staff Legal Bulletin No. 19 located at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian R. Rosenau
        Dorsey & Whitney LLP